UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No._______ )*

Cnova N.V.
(Name of Issuer)

Ordinary shares, par value €0.05
(Title of Class of Securities)

N20947 102
(CUSIP Number)

Jean-Yves Haagen
 Casino, Guichard-Perrachon
148, rue de l’Université
75007 PARIS, France

With copies to:

Adam O. Emmerich, Esq.	Colin J. Diamond, Esq.

Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, NY 10019 (212) 403-1000	White & Case LLP 1155 Avenue of the Americas New York, New York 10036 (212) 819-8200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 1, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N20947 102

1	Name of Reporting Person I.R.S. Identification Nos. of above persons (entities only). Casino, Guichard-Perrachon S.A.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0. (See Schedule B).

	6	Shared Voting Power 340,665,252. (See Schedule B).

	7	Sole Dispositive Power 0. (See Schedule B).

	8	Shared Dispositive Power 340,665,252. (See Schedule B).

9	Aggregate Amount Beneficially Owned by Each Reporting Person 340,665,252. (See Schedule B).

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 98.89%. (See Schedule B).

12	Type of Reporting Person CO

CUSIP No. N20947 102

1	Name of Reporting Person I.R.S. Identification Nos. of above persons (entities only). Companhia Brasileira de Distribuição Netherlands Holding B.V.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0. (See Schedule B).

	6	Shared Voting Power 117,303,664. (See Schedule B).

	7	Sole Dispositive Power 0. (See Schedule B).

	8	Shared Dispositive Power 117,303,664. (See Schedule B).

9	Aggregate Amount Beneficially Owned by Each Reporting Person 117,303,664. (See Schedule B).

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 34.05%. (See Schedule B).

12	Type of Reporting Person CO

CUSIP No. N20947 102

1	Name of Reporting Person I.R.S. Identification Nos. of above persons (entities only). Almacenes Éxito S.A.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Colombia

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0. (See Schedule B).

	6	Shared Voting Power 117,963,047. (See Schedule B).

	7	Sole Dispositive Power 0. (See Schedule B).

	8	Shared Dispositive Power 117,963,047. (See Schedule B).

9	Aggregate Amount Beneficially Owned by Each Reporting Person 117,963,047. (See Schedule B).

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 34.24%. (See Schedule B).

12	Type of Reporting Person CO

CUSIP No. N20947 102

1	Name of Reporting Person I.R.S. Identification Nos. of above persons (entities only). Companhia Brasileira de Distribuição

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Brazil

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0. (See Schedule B).

	6	Shared Voting Power 117,303,664. (See Schedule B).

	7	Sole Dispositive Power 0. (See Schedule B).

	8	Shared Dispositive Power 117,303,664. (See Schedule B).

9	Aggregate Amount Beneficially Owned by Each Reporting Person 117,303,664. (See Schedule B).

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 34.05%. (See Schedule B).

12	Type of Reporting Person CO

CUSIP No. N20947 102

1	Name of Reporting Person I.R.S. Identification Nos. of above persons (entities only). Companhia Brasileira de Distribuição Luxembourg Holding S.à.r.l

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0. (See Schedule B).

	6	Shared Voting Power 117,303,664. (See Schedule B).

	7	Sole Dispositive Power 0. (See Schedule B).

	8	Shared Dispositive Power 117,303,664. (See Schedule B).

9	Aggregate Amount Beneficially Owned by Each Reporting Person 117,303,664. (See Schedule B).

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 34.05%. (See Schedule B).

12	Type of Reporting Person CO

CUSIP No. N20947 102

1	Name of Reporting Person I.R.S. Identification Nos. of above persons (entities only). Euris S.A.S

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0. (See Schedule B).

	6	Shared Voting Power 340,665,252. (See Schedule B).

	7	Sole Dispositive Power 0. (See Schedule B).

	8	Shared Dispositive Power 340,665,252. (See Schedule B).

9	Aggregate Amount Beneficially Owned by Each Reporting Person 340,665,252. (See Schedule B).

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 98.89%. (See Schedule B).

12	Type of Reporting Person CO

CUSIP No. N20947 102

1	Name of Reporting Person I.R.S. Identification Nos. of above persons (entities only). Finatis S.A

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0. (See Schedule B).

	6	Shared Voting Power 340,665,252. (See Schedule B).

	7	Sole Dispositive Power 0. (See Schedule B).

	8	Shared Dispositive Power 340,665,252. (See Schedule B).

9	Aggregate Amount Beneficially Owned by Each Reporting Person 340,665,252. (See Schedule B).

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 98.89%. (See Schedule B).

12	Type of Reporting Person CO

CUSIP No. N20947 102

1	Name of Reporting Person I.R.S. Identification Nos. of above persons (entities only). Foncière Euris S.A.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0. (See Schedule B).

	6	Shared Voting Power 340,665,252. (See Schedule B).

	7	Sole Dispositive Power 0. (See Schedule B).

	8	Shared Dispositive Power 340,665,252. (See Schedule B).

9	Aggregate Amount Beneficially Owned by Each Reporting Person 340,665,252. (See Schedule B).

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 98.89%. (See Schedule B).

12	Type of Reporting Person CO

CUSIP No. N20947 102

1	Name of Reporting Person I.R.S. Identification Nos. of above persons (entities only). Jean-Charles Naouri

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0. (See Schedule B).

	6	Shared Voting Power 340,665,252. (See Schedule B).

	7	Sole Dispositive Power 0. (See Schedule B).

	8	Shared Dispositive Power 340,665,252. (See Schedule B).

9	Aggregate Amount Beneficially Owned by Each Reporting Person 340,665,252. (See Schedule B).

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 98.89%. (See Schedule B).

12	Type of Reporting Person IN

CUSIP No. N20947 102

1	Name of Reporting Person I.R.S. Identification Nos. of above persons (entities only). Rallye S.A.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0. (See Schedule B).

	6	Shared Voting Power 340,665,252. (See Schedule B).

	7	Sole Dispositive Power 0. (See Schedule B).

	8	Shared Dispositive Power 340,665,252. (See Schedule B).

9	Aggregate Amount Beneficially Owned by Each Reporting Person 340,665,252. (See Schedule B).

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 98.89%. (See Schedule B).

12	Type of Reporting Person CO

CUSIP No. N20947 102

1	Name of Reporting Person I.R.S. Identification Nos. of above persons (entities only). Segisor SAS

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0. (See Schedule B).

	6	Shared Voting Power 117,303,664. (See Schedule B).

	7	Sole Dispositive Power 0. (See Schedule B).

	8	Shared Dispositive Power 117,303,664. (See Schedule B).

9	Aggregate Amount Beneficially Owned by Each Reporting Person 117,303,664. (See Schedule B).

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 34.05%. (See Schedule B).

12	Type of Reporting Person CO

CUSIP No. N20947 102

1	Name of Reporting Person I.R.S. Identification Nos. of above persons (entities only). Wilkes Participações S.A.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Brazil

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0. (See Schedule B).

	6	Shared Voting Power 117,303,664. (See Schedule B).

	7	Sole Dispositive Power 0. (See Schedule B).

	8	Shared Dispositive Power 117,303,664. (See Schedule B).

9	Aggregate Amount Beneficially Owned by Each Reporting Person 117,303,664. (See Schedule B).

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 34.05%. (See Schedule B).

12	Type of Reporting Person CO

Item 1.	Security and Issuer.

This statement relates to the ordinary shares, par value €0.05 per share, of Cnova, N.V. (“Cnova”).  The address and principal place of business of Cnova is:

WTC Schiphol Airport
Tower D, 7th Floor
Schiphol Boulevard 273
1118 BH Schiphol
The Netherlands

Item 2.	Identity and Background.

(a)	This statement is filed by:

1.	Casino. Casino, Guichard-Perrachon, with respect to the Cnova ordinary shares directly and beneficially owned by it;

2.	Éxito. Almacenes Éxito S.A., with respect to the Cnova ordinary shares directly owned by it and as an indirect controlling shareholder of CBD;

3.	CBD DutchCo. Companhia Brasileira de Distribuição Netherlands Holding B.V. with respect to the Cnova ordinary shares directly and beneficially owned by it;

4.	CBD. Companhia Brasileira de Distribuição, as an indirect controlling shareholder of CBD DutchCo;

5.	CBD LuxCo. Companhia Brasileira de Distribuição Luxembourg Holding S.à r.l. as the direct controlling shareholder of CBD DutchCo;

6.	Euris. Euris S.A.S., as an indirect controlling shareholder of each of Casino, Éxito and CBD DutchCo;

7.	Finatis. Finatis S.A., as an indirect controlling shareholder of Casino, Éxito and CBD DutchCo;

8.	Foncière Euris. Foncière Euris S.A., as an indirect controlling shareholder of Casino, Éxito and CBD DutchCo;

9.	Mr. Naouri. Jean-Charles Naouri, as the ultimate controlling shareholder of each of Casino and CBD DutchCo

10.	Rallye. Rallye S.A., as the direct controlling shareholder of Casino and as an indirect controlling shareholder of each of Éxito and CBD DutchCo;

11.	Segisor. Segisor SAS, as an indirect controlling shareholder of CBD DutchCo; and

12.	Wilkes. Wilkes Participações S.A., as an indirect controlling shareholder of CBD DutchCo.

We refer to each of these entities as a “Reporting Person,” and collectively, the “Reporting Persons.”  This Schedule 13D is being filed pursuant to a Joint Filing Agreement (the “Joint Filing Agreement”), attached hereto as Exhibit 99.1 under which they have agreed to file this statement jointly in accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The names of each of the directors and executive officers of  the Reporting Persons are set forth on Schedule A hereto, which is incorporated by reference into this Item 2(a).

(b)	The respective principal places of business of each of the Reporting Persons are:

1.	Casino. Casino’s principal place of business is 1, Cours Antoine Guichard, BP 306 42000 Saint-Étienne, France;

2.	Éxito. Éxito’s principal place of business is Cra. 48 No. 32B Sur 139, Evigado, Colombia;

3.	CBD DutchCo. CBD DutchCo’s principal place of business is WTC Schiphol Airport, Schiphol Boulevard 231, B-Tower, 5th Floor. 1118BH Amsterdam, The Netherlands;

4.	CBD. CBD’s principal place of business is Av. Brigadeiro Luís Antônio, 3235, Jardim Paulista CEP 01402-901, São Paulo, São Paulo, Brazil;

5.	CBD LuxCo. CBD LuxCo’s principal place of business is 15 rue Edward Steichen, 4th Floor L-2540 Luxembourg;

6.	Euris. Euris’ principal place of business is 83 Rue du Faubourg Saint-Honoré, 75008 Paris, France;

7.	Finatis. Finatis’ principal place of business is 83 Rue du Faubourg Saint-Honoré, 75008 Paris, France;

8.	Fonciere Euris. Fonciere Euris’ principal place of business is 83 Rue du Faubourg Saint-Honoré, 75008 Paris, France;

9.	Jean-Charles Naouri. Mr. Naouri’s principal business address is 1 Cours Antoine Guichard, 42000 Saint-Étienne, France;

10.	Rallye. Rallye’s principal place of business is 83 Rue du Faubourg Saint-Honoré, 75008 Paris, France;

11.	Segisor. Segisor’s principal place of business is 1 Cours Antoine Guichard, 42000 Saint-Étienne, France; and

12.	Wilkes. Wilkes Participações’ principal place of business is Avenida Brigaderio Luiz Antonio 3142, São Paulo, São Paulo, Brazil.

The addresses and principal places of business of each of the directors and executive officers of the Reporting Persons are set forth on Schedule A hereto, which is incorporated by reference into this Item 2(b).

(c)	The principal businesses or occupations of each of the Reporting Persons is:

1.	Casino. Casino, Guichard-Perrachon is a major food retailer in France and abroad. As a multi-format, multi-channel group, it had 15,344 stores under management as of December 31, 2015.

2.
Éxito.  Almacenes Éxito S.A. is a regional retail company in South America.  Éxito operates more than 2,600 total stores in four countries, including:  in Colombia through Grupo Éxito; in Brazil through Grupo Pão de Açúcar; in Uruguay through Grupo Disco and Grupo Devoto; and in Argentina through Libertad.

3.	CBD DutchCo. Companhia Brasileira de Distribuição Netherlands Holding B.V. is primarily a holding company without its own independent operations.

4.	CBD. Companhia Brasileira de Distribuição is Brazil’s largest retailer, with a distribution network comprising over 2,000 points of sale as well as electronic channels.

5.	CBD LuxCo. Companhia Brasileira de Distribuição Luxembourg Holding S.à r.l. is primarily a holding company without its own independent operations.

6.	Euris. Euris S.A.S. is primarily a holding company without its own independent operations.

7.	Finatis. Finatis S.A. is primarily a holding company without its own independent operations.

8.	Fonciere Euris. Fonciere Euris S.A. is primarily a holding company without its own independent operations.

9.	Jean-Charles Naouri. Mr. Naouri is the Chairman of the board of directors and Chief Executive Officer of Casino.

10.	Rallye. Rallye S.A. is primarily a holding company without its own independent operations.

11.	Segisor. Segisor SAS is primarily a holding company without its own independent operations.

12.	Wilkes. Wilkes Participações S.A. is primarily a holding company without its own independent operations.

The principal occupations of each of the directors and executive officers of the Reporting Persons are set forth on Schedule A hereto, which is incorporated by reference into this Item 2(c).

(d)
During the past five years, none of the Reporting Persons or, to the best of the Reporting Persons’ knowledge, any person named in Schedule A attached hereto has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(e)	The citizenship of each of the Reporting Persons is:

1.	Casino. Casino, Guichard-Perrachon is a société anonyme organized under the laws of France;

2.	Éxito. Almacenes Éxito S.A. is a sociedade anónima organized under the laws of Colombia;

3.	CBD DutchCo. Companhia Brasileira de Distribuição Netherlands Holding B.V. is a Besloten Vennootschap organized under the laws of the Netherlands;

4.	CBD. Companhia Brasileira de Distribuição is a sociedade anônima de capital aberto organized under the laws of the Federative Republic of Brazil;

5.	CBD LuxCo. Companhia Brasileira de Distribuição Luxembourg Holding S.à r.l. is a société à responsabilité limitée organized under the laws of Luxembourg;

6.	Euris. Euris S.A.S is a société par actions simplifiée organized under the laws of France;

7.	Finatis. Finatis S.A. is a société anonyme organized under the laws of France;

8.	Fonciere Euris. Fonciere Euris S.A. is a société anonyme organized under the laws of France;

9.	Jean-Charles Naouri. Mr. Naouri is a citizen of France;

10.	Rallye. Rallye S.A. is a société anonyme organized under the laws of France;

11.	Segisor. Segisor SAS is a société par actions simplifiées organized under the laws of France; and

12.	Wilkes. Wilkes Participações S.A. is a sociedade anônima organized under the laws of the Federative Republic of Brazil.

Citizenship information with respect to each of the directors and executive officers of the Reporting Persons are set forth on Schedule A hereto, which is incorporated by reference into this Item 2(f).

Item 3.	Source and Amount of Funds or Other Consideration.

Casino financed its purchases pursuant to the Offers (as defined in Item 4 below) with available cash on hand.

Item 4.	Purpose of the Transaction.

On December 27, 2016 Casino launched concurrent offers to purchase any and all Cnova ordinary shares for US$ 5.50 per share in cash in the United States (the “U.S. Offer”) and in France (the “French Offer,” and together with the U.S. Offer, the “Offers”).  The Offers were the second and final transaction in a series of two transactions that together constituted a “going private” transaction, as such term is used in Rule 13e-3 of the Exchange Act.  The first transaction in the series was the reorganization of Cnova’s Brazilian subsidiary within Via Varejo S.A., a Brazilian retailer indirectly controlled by Casino (“Via Varejo”), which was completed on October 31, 2016 (the “Reorganization” and together with the Offers, the “Transactions”).  In connection with its evaluation of the Reorganization and negotiation of the reorganization agreement (the “Reorganization Agreement”) which would govern its terms, and, particularly in connection with its evaluation of the fairness of any potential reorganization transaction to Cnova shareholders not affiliated with Casino, a transaction committee of independent Cnova directors (the “Cnova transaction committee”), bargained for an undertaking from Casino to launch the Offers so that unaffiliated Cnova shareholders would be presented with the ability to either elect to retain their interests in Cnova following the completion of the Reorganization or, instead, to tender their Cnova ordinary shares in the Offers and thereby receive a cash payment at a premium.

As a significant shareholder of both Cnova and Via Varejo, Casino’s primary purpose in supporting the Transactions as a shareholder of Cnova and in committing to launch the Offers was to maximize the value of its investment in both Cnova and Via Varejo and to offer an opportunity for liquidity to Cnova’s minority shareholders at a price that would be considered fair by the Cnova transaction committee.

Depending upon, among other things, overall market conditions, other investment opportunities available to the Reporting Persons, the results of Cnova’s operations and/or the results of operations of other companies affiliated with Casino, and the availability of Cnova ordinary shares at prices that would make the purchase or sale of Cnova ordinary shares desirable, the Reporting Persons may endeavor to increase or decrease their position in Cnova through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in Cnova on a continuing basis.  Depending on various factors including, without limitation,  Cnova’s financial position and investment strategy, the price levels of Cnova ordinary shares, conditions in the securities markets, general economic and industry conditions and the results of Cnova’s operations and/or the results of operations of other companies affiliated with Casino, the Reporting Persons may in the future take such actions with respect to their investment in Cnova as they deem appropriate including, without limitation: continuing to engage in communications with management and the Board of Directors of Cnova; engaging in discussions with shareholders of Cnova or other third parties about Cnova and the Reporting Persons’ investment, including potential business combinations or dispositions involving Cnova or certain of its businesses; making recommendations or proposals to Cnova concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving Cnova or certain of its businesses, or suggestions for improving Cnova’s financial and/or operational performance; discussing the advisability of terminating Cnova’s listing on Euronext Paris; acquiring additional Cnova ordinary shares pursuant statutory buy-out proceedings under Dutch law which Casino and CBD may jointly elect to institute or be required to institute by remaining unaffiliated minority shareholders; purchasing additional Cnova ordinary shares; selling some or all of their Cnova ordinary shares; engaging in short selling of or any hedging or similar transaction with respect to Cnova ordinary shares, including swaps and other derivative instruments; or changing their intention with respect to any and all matters referred to in this Item 4.

Item 5.	Interest in Securities of the Issuer.

(a)
The information set forth on Schedule B hereto is incorporated by reference into this Item 5(a).  Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Cnova ordinary shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Cnova ordinary shares except to the extent of his or its pecuniary interest therein.

(b)
The information set forth on Schedule B hereto is incorporated by reference into this Item 5(a).  Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Cnova ordinary shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Cnova ordinary shares except to the extent of his or its pecuniary interest therein.

(c)	Other than as set forth in this Item 5(c), no Reporting Person or any person listed on Schedule A has engaged in any transactions with respect to Cnova ordinary shares in the last 60 days.

1.
Pursuant to the French Offer, on February 1, 2017, upon commencement of payment for Cnova ordinary shares tendered into the French Offer by Casino’s presenting bank for the French Offer (following announcement by the Autorité des Marchés Financiers of the definitive results of the French Offer on January 31, 2017), Casino acquired 14,967,526 Cnova ordinary shares for € 5.154 per Cnova Ordinary Share. The total amount received with respect to each tendering order in the French Offer was rounded down to the nearest euro cent.

2.
Pursuant to the U.S. Offer, on February 1, 2017, upon payment of the aggregate consideration payable pursuant to the U.S. Offer to the depositary agent for the U.S. Offer (following announcement by the Autorité des Marchés Financiers of the definitive results of the French Offer on January 31, 2017), Casino acquired 16,760,610 Cnova ordinary shares for US$ 5.50 per Cnova ordinary share.

3.
On February 1, 2017 as a result of tendering into the French Offer, Euris disposed of 2,500,000 Cnova ordinary shares for € 5.154 per Cnova ordinary share upon commencement of payment  for Cnova ordinary shares tendered into the French Offer.

4.
Additionally, on February 1, 2017 as a result of tendering into the French Offer, the following persons listed on Schedule A disposed of the number of Cnova ordinary shares set forth beside his name into the French Offer, in each case for  € 5.154 per Cnova ordinary share:

a.	Eleazar de Carvalho Filho: 5,665 Cnova ordinary shares; and

b.	Antoine Giscard d’Estaing: 2,200 Cnova ordinary shares.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Cnova ordinary shares.

(e)	Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Joint Filing Agreement.  On February 10 2017, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of Cnova to the extent required by applicable law.  The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Casino and CBD Support Letters.  In connection with the Reorganization, Casino and CBD made certain undertakings to each other pursuant to a letter agreement from CBD to Casino, dated August 8, 2016 (the “CBD support letter”) and a letter agreement addressed to an independent committee of the CBD board of directors formed for purposes of evaluation the Transactions and executed by Casino and CBD, dated August 8, 2016 (the “Casino-CBD commitment letter”).  The CBD support letter and the Casino-CBD commitment letter are intended to govern the parties’ ongoing relationship to each other in their capacity as shareholders of Cnova following completion of the Reorganization and the Offers.

The following describes the material provisions of the Casino-CBD commitment letter and the CBD support letter, included as Exhibits 99.2 and 99.3 hereto, respectively, and incorporated herein by reference.  This summary does not purport to be complete, is qualified in its entirety by reference to the full text of such letters and the summary may not contain all of the information about the CBD support letter and the Casino-CBD commitment letter that may be important to Cnova shareholders.  Cnova shareholders are encouraged to read carefully the CBD support letter and the Casino-CBD commitment letter in their entirety.

1. CBD Support Letter.

Pursuant to the CBD support letter, CBD informed Casino that at the meeting held on August 8, 2016 the CBD board of directors unanimously resolved (i) to cause its voting rights to be exercised at any Cnova shareholders meeting in favor of the Reorganization and (ii) not to tender its Cnova ordinary shares (the “subject shares”) directly or indirectly into the Offers, nor otherwise dispose of or transfer the subject shares in any other manner or through any other instrument, including any derivative instruments until completion of the Offers.  CBD further agreed to stand alongside and cooperate with Casino in subsequent squeeze-out proceedings, if any, following completion of the Offers.

2. Casino-CBD Commitment Letter.

a. CBD Undertakings

Pursuant to the Casino-CBD commitment letter, CBD agreed (i) not to tender the subject shares directly or indirectly into the Offers and (ii) not to sell the subject shares on the market or transfer the subject shares in any other manner, and represented that it has not performed any of the actions described in clause (ii) since May 12, 2016.

Additionally, in the event that CBD decides to sell any of the subject shares to a third party, it agreed (i) to first offer the subject shares to Casino at the price offered by the third party and (ii) if Casino does not wish to acquire the subject shares or Casino and CBD do not agree on a purchase price for the subject shares, to require the proposed transferee to acquire up to the same portion of Casino’s shares in Cnova at approximately the same time and on the same conditions.

b. Casino Undertakings

From and after closing of the Reorganization and so long as Casino controls Cnova, Casino has agreed to the following:

i.
Director Designation Rights.  Casino will ensure that CBD has the right to designate at least one member to the Cnova board of directors so that the ratio of (i) non-independent members of the Cnova board of directors appointed by CBD divided by (ii) the total number of non-independent directors is at least equal to CBD’s economic interest in Cnova’s outstanding ordinary shares (such director or directors, the “CBD directors”);

ii.
Information Rights.  Casino will ensure that CBD and/or the CBD Directors have access to the following information with respect to Cnova:  (i) audited statutory and consolidated accounts, (ii) annual budget and forecast, (iii) half-year and quarterly accounts, (iv) annual report, (v) details of any material change in business, financial position or affairs and (vi) any other information that may be required for CBD to comply with Brazilian capital markets regulations.  Casino also agreed to cause Cnova to make members of Cnova’s senior management reasonably available to CBD or the CBD Directors;

iii.
Good Faith Consideration of an IPO.  If, as a result of the Offers, Cnova ordinary shares are no longer listed on NASDAQ or Euronext Paris, Casino has agreed to consider in good faith the opportunity to launch, in due time and depending on Cnova’s then-current strategic and financial objectives and then-prevailing market conditions, an initial public offering of Cnova or, as the case may be, any subsidiary thereof, which we refer to as an “IPO”;

iv.
Good Faith Consideration of a Fully Marketed Offering.  If, following the Offers, Cnova ordinary shares continue to be listed on NASDAQ or Euronext Paris, Casino agreed to consider in good faith the opportunity to launch a fully marketed offering, which we refer to as an “FMO,” through the sale of a significant portion of Cnova’s shares, aimed at increasing the free float and liquidity of Cnova ordinary shares;

v.
IPO or FMO Assessment Right.  CBD may require Casino to engage a first-tier advising bank selected by Casino to assess in good faith the opportunity of an IPO or an FMO and in both cases the opportunity and feasibility of a secondary placement (i.e., through the sale of existing shares of Cnova).  CBD may not exercise such right more than once in any two-year period;

vi.
IPO and FMO Priority.  If Casino or Cnova decides to initiate an IPO or FMO (including any secondary offering), CBD has the right to sell all of its shares as part of such offering, with priority over Casino with respect to up to 90% of the total shares to be offered in such secondary offering, subject to certain exceptions;

vii.
Tag Along Rights (Change-in-Control Transaction).  Casino has agreed that, if it intends to transfer any or all of its Cnova ordinary shares to any third party (except for sales among members of the Casino Group or the controlling affiliates of Casino), which transfer will constitute a change-in-control of Cnova, CBD will be entitled to require the transferee to acquire all of its shares in Cnova at approximately the same time and on the same conditions;

viii.
Tag Along Rights (Not a Change-in-Control Transaction).  Casino agreed that if it intends to transfer any or all of its Cnova ordinary shares to any third party (except for sales among members of the Casino Group or the controlling affiliates of Casino), which transfer will not constitute a change-in-control of Cnova, CBD will be entitled to require the transferee to acquire up to the same portion of the subject shares at approximately the same time and on the same conditions; and

ix.
Survival of Rights.  In the case of any reorganization or other corporate transaction involving Cnova resulting in an exchange, redemption or allotment of Cnova ordinary shares (other than in a transaction where CBD would have the right to sell all of its shares on the same conditions as Casino), Casino has agreed to ensure that CBD keeps the rights granted or receives rights similar to those granted by the Casino-CBD commitment letter with respect to the surviving entity.

The undertakings of Casino and CBD in the Casino-CBD commitment letter survive until the earliest of (i) the day when Casino no longer controls, directly or indirectly, Cnova, (ii) the day when CBD is no longer a shareholder of Cnova and (iii) August 8, 2041.

Other than as described in this Item 6, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Cnova.

Item 7.	Material to be Filed as Exhibits.

99.1
Joint Filing Agreement by and among Casino, Guichard-Perrachon, Almacenes Éxito S.A., Companhia Brasileira de Distribuição Netherlands Holding B.V., Companhia Brasileira de Distribuição, Companhia Brasileira de Distribuição Luxembourg Holding S.à r.l., Euris S.A.S.,  Finatis S.A., Fonciere Euris S.A., Jean-Charles Naouri,  Rallye S.A., Segisor SAS, and Wilkes Participações S.A., dated February 10, 2017.

99.2
Commitment Letter from Casino, Guichard-Perrachon to Companhia Brasileira de Distribuição, dated August 8, 2016 (incorporated herein by reference to Exhibit (d)(3) to the Transaction Statement on Schedule 13E-3 filed on August 23, 2016 by Casino, Guichard-Perrachon, Companhia Brasileira de Distribuição, Cnova N.V. and Via Varejo S.A.).

99.2
Support Letter from Companhia Brasileira de Distribuição to Casino, Guichard-Perrachon, dated August 8, 2016 (incorporated herein by reference to Exhibit (d)(4) to the Transaction Statement on Schedule 13E-3 filed on August 23, 2016 by Casino, Guichard-Perrachon, Companhia Brasileira de Distribuição, Cnova N.V. and Via Varejo S.A.).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of February 10, 2017

Casino, Guichard-Perrachon S.A.

	By:	/s/ Jean-Charles Naouri
	Name:	Jean-Charles Naouri
	Title:	Chairman and Chief Executive Officer

Almacenes Éxito S.A.

	By:	/s/ José Gabriel Loaiza Herrera
	Name:	José Gabriel Loaiza Herrera
	Title:	International Business Vice President

Companhia Brasileira de Distribuição Netherlands Holding B.V. .

	By:	/s/ Rafael Russowsky
	Name:	Rafael Russowsky
	Title:	Manager

Companhia Brasileira de Distribuição Luxembourg Holding S.à.r.l.

	By:	/s/ Rafael Russowsky
	Name:	Rafael Russowsky
	Title:	Manager

Companhia Brasileira de Distribuição

By:	/s/ Christopher Hidalgo
Name:	Christopher Hidalgo
Title:	VP Finance

By:	/s/ Antonio Salvador
Name:	Antonio Salvador
Title:	VP Gestão de Gente

Euris S.A.S.

By:	/s/ Jean-Charles Naouri
Name:	Jean-Charles Naouri
Title:	President

Foncière Euris S.A

By:	/s/ Odile Muracciole
Name:	Odile Muracciole
Title:	Attorney-in-Fact

Finatis S.A.

By:	/s/ Didier Levêque
Name:	Didier Levêque
Title:	Chairman and Chief Executive Officer

[Signature Page to Schedule 13D]

Jean-Charles Naouri

By:	/s/ Jean-Charles Naouri
Name:	Jean-Charles Naouri

Rallye S.A.

By:	/s/ Didier Carlier
Name:	Didier Carlier
Title:	Chief Executive Officer

Segisor SAS

By:	/s/ José Gabriel Loaiza Herrera
Name:	José Gabriel Loaiza Herrera
Title:	Director

Wilkes Participações S.A.

By:	/s/ Ferdinand Sébastien Tomarchio
Name:	Ferdinand Sébastien Tomarchio
Title:	Director

By:	/s/ Carlos Eduardo Prado
Name:	Carlos Eduardo Prado
Title:	Director

[Signature Page to Schedule 13D]

SCHEDULE A

Casino, Guichard-Perrachon

Directors

Name	Citizenship	Director Position	Principal Occupation	Business Address
Jean-Charles Naouri	France	Chairman, Chief Executive Officer	Chairman, Chief Executive Officer of Casino	c/o Groupe Casino 1, Cours Antoine Guichard, BP 306, 42000 Saint-Étienne, France
Nathalie Andrieux†	France	Director	Independent director of various companies	c/o Groupe Casino 1, Cours Antoine Guichard, BP 306, 42000 Saint-Étienne, France
Didier Carlier	France	Director, representative of Euris Corporate	Chief Executive Officer of Rallye	83, rue du Faubourg-Saint-Honoré 75008 Paris, France
Jacques Dumas	France	Director, representative of Cobivia Corporate	Deputy Chief Executive Officer of Euris; Adivsor to Chairman of Casino	148 rue de l’Université 75007 Paris, France
Diane Coliche	France	Director, representative of Matignon Diderot Corporate	CFO Monoprix	14/16 rue Marc Bloch 92116 Clichy, France
Lady Sylvia Jay†	United Kingdom	Director	Independent director of various companies	c/o Groupe Casino 1, Cours Antoine Guichard, BP 306, 42000 Saint-Étienne, France
Didier Levêque	France	Director, representative of Foncière Euris Corporate	Corporate secretary of Euris; Chairman and Chief Executive Officer of Finatis	83, rue du Faubourg Saint Honoré 75008 Paris, France
Catherine Lucet†	France	Director	Chief Executive Officer, Education and Reference division, of Editis	c/o Groupe Casino 1, Cours Antoine Guichard, BP 306, 42000 Saint-Étienne, France
Gérald de Roquemaurel†	France	Director	Manager of BGR Partners; Partner of Arjil in Belgium	c/o Groupe Casino 1, Cours Antoine Guichard, BP 306, 42000 Saint-Étienne, France
David de Rothschild	France	Director	President of Rothschild & Co Gestion SAS; Statutory Managing Partner of Rothschild & Co.	29, Avenue de Messine 75008 Paris, France
Frédéric Saint-Geours†	France	Director	Chairman of the Supervisory Board of SNCF	c/o Groupe Casino 1, Cours Antoine Guichard, BP 306, 42000 Saint-Étienne, France
Michel Savart	France	Director, representative of Finatis Corporate	Chairman and Chief Executive Officer of Foncière Euris ; Advisor to the Chairman of Rallye-Casino group	83, rue du Faubourg-Saint-Honoré 75008 Paris, France
†          Denotes that the Casino board of directors has determined that such director is independent.

Executive Officers

Name	Citizenship	Principal Occupation	Business Address
Jean-Charles Naouri	France	Chairman, Chief Executive Officer of Casino	c/o Groupe Casino 1, Cours Antoine Guichard, BP 306, 42000 Saint-Étienne, France
Yves Desjacques	France	Executive Officer, Corporate Human Resources	148 rue de l’Université 75007 Paris, France
Antoine Giscard-d’Estaing	France	Executive Officer, Chief Financial Officer	148 rue de l’Université 75007 Paris, France
Arnaud Strasser	France	Executive Officer and Corporate Development and Holdings Director, of Casino	148 rue de l’Université 75007 Paris, France
Hervé Daudin	France	Executive Officer, Merchandise Director and President of EMC Distribution	148 rue de l’Université 75007 Paris, France

Executive Committee

Name	Citizenship	Principal Occupation	Business Address
Jean-Charles Naouri	France	Chairman, Chief Executive Officer of Casino	c/o Groupe Casino 1, Cours Antoine Guichard, BP 306, 42000 Saint-Étienne, France
Hervé Daudin	France	Executive Officer, Merchandise Director and President of EMC Distribution	148 rue de l’Université 75007 Paris, France
Yves Desjacques	France	Executive Officer, Corporate Human Resources	148 rue de l’Université 75007 Paris, France
Carlos Mario Giraldo Moreno	Colombia	Chairman and Chief Executive Officer of the Éxito Group (Colombia)	Cra. 48 nº 32 B Sur 139 Envigado, Colombia.
Antoine Giscard-d’Estaing	France	Executive Officer, Chief Financial Officer	148 rue de l’Université 75007 Paris, France
Ronaldo Iabrudi dos Santos Pereira	Brazil	Chief Executive Officer of GPA (Brazil).	No.3142, Jardim Paulista, CEP 01402-901, São Paulo – SP, Brazil.
Julien Lagubeau	France	Chief Operating Officer and Executive Committee Secretary	148 rue de l’Université 75007 Paris, France
Jean-Paul Mochet	France	Chief Executive Officer of Franprix and Convenience Banners	123 quai Jules Guesde 94400 Vitry-sur-Seine, France
Tina Schuler	France	Chief Executive Officer of Leader Price and Casino Supermarkets	123 quai Jules Guesde 94400 Vitry-sur-Seine, France
Arnaud Strasser	France	Executive Officer and Corporate Development and Holdings Director, of Casino	148 rue de l’Université 75007 Paris, France
Gérard Walter	France	Chief Executive Officer of Géant Casino	1, Cours Antoine Guichard - 42000 Saint-Étienne, France
Régis Schultz	France	President of Monoprix	14/16 rue Marc Bloch 92116 Clichy, France

Almacenes Éxito SA

Directors

Name	Citizenship	Director Position	Principal Occupation	Business Address
Luis F. Alarcon	Colombia	Director	Member-Directors Council at Universidad de Los Andes	Cra. 48 nº 32 B Sur 139 Envigado, Colombia
Yves Desjacques	France	Director	Executive Officer, Corporate Human Resources of Casino	148 rue de l’Université 75007 Paris, France
Ana María Ibáñez	Colombia	Director	Professor at Universidad de Los Andes	Cra. 48 nº 32 B Sur 139 Envigado, Colombia
Matthieu Santon	France	Director	Deputy Director at Casino, Guichard-Perrachon	148 rue de l’Université 75007 Paris, France
Philippe Alarcon	France	Director	Director of International Coordination	1, Cours Antoine Guichard - 42000 Saint-Étienne, France
Hervé Daudin	France	Director	Executive Director Merchandise Director of Casino & President of EMC Distribution at Casino, Guichard-Perrachon	148 rue de l’Université 75007 Paris, France
Felipe Ayerbe Muñoz	Colombia	Director	Former Member at Colgate Palmolive	Cra. 48 nº 32 B Sur 139 Envigado, Colombia
Bernard Petit	France	Director	Chief Financial Officer Latam at Casino, Guichard-Perrachon	1, Cours Antoine Guichard - 42000 Saint-Étienne, France
Daniel Cortés McCallister	Colombia	Director	Former Executive Vice President-Capital Markets & Investment at Banco Davivienda SA	Cra. 48 nº 32 B Sur 139 Envigado, Colombia

Executive Officers

Name	Citizenship	Principal Occupation	Business Address
Carlos Mario Giraldo Moreno	Colombia	Chief Executive Officer	Cra. 48 nº 32 B Sur 139 Envigado, Colombia
Carlos Mario Díez Gómez	Colombia	Chief Operative Retail Officer	Cra. 48 nº 32 B Sur 139 Envigado, Colombia
José Gabriel Loaiza Herrera	Colombia	Vice President for International Business	Cra. 48 nº 32 B Sur 139 Envigado, Colombia
Manfred Heinrich Gartz	Colombia	Chief Financial Officer	Cra. 48 nº 32 B Sur 139 Envigado, Colombia
Jacky Yanovich Mizrach	Colombia	Vice President-Sales & Operations	Cra. 48 nº 32 B Sur 139 Envigado, Colombia
Juan Felipe Montoya Calle	Colombia	Vice President of Human Resources	Cra. 48 nº 32 B Sur 139 Envigado, Colombia
Carlos Ariel Gómez	Colombia	Comercial Vice President	Cra. 48 nº 32 B Sur 139 Envigado, Colombia
Juan Lucas Vega	Colombia	Vice President of Real Estate & Development	Cra. 48 nº 32 B Sur 139 Envigado, Colombia
Martín Nova Estrada	Colombia	Vice President of Marketing	Cra. 48 nº 32 B Sur 139 Envigado, Colombia
Camilo Gallego Ferrer	Colombia	Vice President of Services	Cra. 48 nº 32 B Sur 139 Envigado, Colombia

Companhia Brasileira de Distribuição Netherlands Holding B.V.

Directors

Name	Citizenship	Director Position	Principal Occupation	Business Address
Rafael Russowsky	Brazil	Director A	Deputy Director of Corporate Development of Casino	148 rue de l’Université 75007 Paris, France
Yvonne Maria Wimmers-Theuns	Netherlands	Director B	Board member of Companhia Brasileira de Distribuição Netherlands Holding B.V.	Strawinskylaan 3127, 1077 ZX Amsterdam, The Netherlands

Companhia Brasileira de Distribuição

Directors

Name	Citizenship	Director Position	Principal Occupation	Business Address
Ronaldo Iabrudi dos Santos Pereira	Brazil	Chief Executive Officer, Director	Chairman of the Board of Directors of Via Varejo since 2014	Avenida Brigadeiro Luís Antonio, No.3142, Jardim Paulista, CEP 01402-901, São Paulo – SP, Brazil
Jean-Charles Naouri	France	Chairman	Chairman and Chief Executive Officer of Casino – President of Euris	1, Cours Antoine Guichard, BP 306, 42000 Saint-Étienne, France
Arnaud Strasser	France	Vice Chairman, Director	Executive Officer and Corporate Development and Holdings Director, of Casino	148 rue de l’Université 75007 Paris, France
Eleazar de Carvalho Filho	Brazil	Director	Founding partner at Virtus BR Partners. Currently serves on the board of directors of FMC Technologies, Inc. and of Brookfield Renewable Energy Partners	Rua Joaquim Floriano, n° 1120, 6° andar, Itaim Bibi, CEP 04534-004, São Paulo, SP, Brazil
Luiz Augusto de Castro Neves†	France	Director	Independent member of CBD’s board of directors since 2012	Rua Araújo Porto Alegre, 36, sala 1.202, Centro, CEP: 20.030-902, Rio de Janeiro, RJ, Brazil
Maria Helena dos Santos Fernandes Santana	Brazil	Director
Independent member of CBD’s board and independent director and the coordinator of the audit committee of Totvs S.A., a member of the audit committee of Itau Unibanco Holding S.A. and trustee of the IFRS Foundation
Av. Brigadeiro Luis Antonio, 3142, São Paulo, SP, Brazil
Luiz Aranha Corrêa do Lago	Brazil	Director	Professor of economics at Pontifical Catholic University of Rio de Janeiro	Rua Lauro Muller, n° 116, sala 3902, Botafogo, Rio de Janeiro, RJ, Brazil
Yves Desjacques	France	Director	Executive Officer, Corporate Human Resources of Casino	148 rue de l’Université 75007 Paris, France
Carlos Mario Giraldo Moreno	Colombia	Director	Chief executive officer of Éxito and a member of Casino’s executive committee	Cra. 48 nº 32 B Sur 139 Envigado, Colombia
José Gabriel Loaiza Herrera	Colombia	Director	International Business Vice-President of the Éxito Group	Cra. 48 n° 32 B Sur 139 Envigado, Colômbia
Carlos Mario Diéz Gomez	Colombia	Director	Worked for Almacenes Éxito S.A. since 1992	Cra. 48 n° 32 B Sur 139 Envigado, Colombia

Executive Officers

Name	Citizenship	Principal Occupation	Business Address
Christophe José Hidalgo	France	Chief financial officer and corporate services officer of CBD	Av. Brigadeiro Luis Antonio, 3142, Direx, São Paulo, SP, Brazil
Antonio Salvador	Brazil	Executive Vice-President of Human Resources and Management of CBD	Av. Brigadeiro Luis Antonio, 3142, São Paulo, SP, Brazil
Belmiro de Figueiredo Gomes	Brazil	Wholesale business officer of CBD	Av. Aricanduva, nº 5555, Âncora E, Vila Aricanduva, São Paulo, SP, CEP 03527-000, Brazil
Daniela Sabbag	Brazil	Investor Relations Officer CBD	Av. Brigadeiro Luis Antonio, 3142, Direx, São Paulo, SP, Brazil
Luis Emilio Moreno Sanchez	Spain	Executive vice-president of multiretail business of CBD	Av. Brigadeiro Luis Antonio, 3142, São Paulo, SP, Brazil
Marcos Baruki Samaha	Brazil	CBD’s Multiretail Operations Executive Officer	Av. Brigadeiro Luis Antonio, 3142, São Paulo, SP, Brazil

Companhia Brasileira de Distribuição Luxembourg Holding S.à r.l.

Directors

Name	Citizenship	Director Position	Principal Occupation	Business Address
Rafael Russowsky	Brazil	Manager	Deputy Director of Corporate Development of Casino	148 rue de l’Université 75007 Paris, France
Mathieu Vacher	France	Manager	Employer Vistra (Luxembourg) S.à r.l.	14, rue Edward Steichen, L-2540 - Luxembourg

Euris SAS

President
Name	Citizenship	Director Position	Principal Occupation	Business Address
Jean-Charles Naouri	France	President	Chairman & Chief Executive Officer at Casino, Guichard-Perrachon	83, rue du Faubourg Saint Honoré 75008 Paris, France

Executive Officers

Name	Citizenship	Principal Occupation	Business Address
Jean-Charles Naouri	France	Chairman & Chief Executive Officer at Casino, Guichard-Perrachon	83, rue du Faubourg Saint Honoré 75008 Paris, France
Odile Muracciole	France	Legal Director	83, rue du Faubourg Saint Honoré 75008 Paris, France
Jacques Dumas	France	Deputy Chief Executive Officer of Euris; Adivsor to Chairman of Casino	83, rue du Faubourg Saint Honoré 75008 Paris, France
Didier Lévêque	France	Secretary General	83, rue du Faubourg Saint Honoré 75008 Paris, France

Finatis SA

Directors
Name	Citizenship	Director Position	Principal Occupation	Business Address
Didier Lévêque	France	Chairman and Chief Executive Officer	Corporate Secretary of Euris ; Chairman & Chief Executive Officer	83, rue du Faubourg Saint Honoré 75008 Paris, France
Alain Deloz	France	Director	Manager at Sci Mélèze Gallieni	Rue de Ruysbroeck, 63, 1000 Bruxelles, Belgique
Virginie Grin	France	Director	Deputy Corporate Secretary at Euris SAS	83, rue du Faubourg Saint Honoré 75008 Paris
Odile Muracciole	France	Director	Legal Director	83, rue du Faubourg Saint Honoré 75008 Paris
Jacques Dumas	France	Director	Deputy Chief Executive Officer of Euris; Adivsor to Chairman of Casino	83, rue du Faubourg Saint Honoré 75008 Paris

Executive Officers

Name	Citizenship	Principal Occupation	Business Address
Didier Leveque	France	Corporate Secretary of Euris; Chairman and Chief Executive Officer	83, rue du Faubourg Saint Honoré 75008 Paris, France

Foncière Euris SA

Directors

Name	Citizenship	Director Position	Principal Occupation	Business Address
Michel Savart	France	Chairman and Chief Executive Officer	Chairman & Chief Executive Officer; Advisor to the Chairman of Rallye-Casino group	83, rue du Faubourg-Saint-Honoré 75008 Paris, France
Odile Muracciole	France	Director	Legal Director	83, rue du Faubourg-Saint-Honoré 75008 Paris, France
Christian Peene	France	Director	Independent Director at Foncière Euris SA	83, rue du Faubourg-Saint-Honoré 75008 Paris, France
Marie Wiedmer-Brouder	France		President of Caryatid AM & Caryatid Advisory	60 avenue Foch, 75016 Paris, France
Didier Lévêque	France	Director	Corporate Secretary of Euris; Chairman and Chief Executive Officer of Finatis	83, rue du Faubourg Saint Honoré 75008 Paris, France
Jean-Louis Brunet	France	Director	Independent Director at Foncière Euris SA	83, rue du Faubourg Saint Honoré 75008
Virginie Grin	France	Director	Deputy Corporate Secretary at Euris SAS	83, rue du Faubourg-Saint-Honoré 75008 Paris, France

Executive Officers

Name	Citizenship	Principal Occupation	Business Address
Michel Savart	France	Chairman & Chief Executive Officer ; Advisor to the Chairman of Rallye-Casino group	83, rue du Faubourg-Saint-Honoré 75008 Paris, France

Rallye SA

Directors

Name	Citizenship	Director Position	Principal Occupation	Business Address
Jean-Charles Naouri	France	Chairman	Chairman & Chief Executive Officer at Casino, Guichard-Perrachon	83, rue du Faubourg-Saint-Honoré 75008 Paris, France
Didier Carlier	France	Director	Director, Chief Executive Officer	83, rue du Faubourg-Saint-Honoré 75008 Paris, France
Philippe Charrier	France	Director	Executive President of the biological research institute - IRB	Parc d’Activité Sud Loire Boufféré, 85512 Montaigu, France
Jean Chodron de Courcel	France	Director	Manager at Semper Conseil	Pariszska 10, 110000 Praha 1, République Tchèque
Catherine Fulconis	France	Director	Former Chief Executive Officer-Hermes Parfums at Hermès International SCA	12-16, rue Auger, 93500 Pantin, France
Didier Lévêque	France	Director	Corporate secretary of Euris; Chairman and Chief Executive Officer of Finatis	83, rue du Faubourg Saint Honoré 75008 Paris, France
Odile Muracciole	France	Director	Legal Director	83, rue du Faubourg Saint Honoré 75008 Paris, France
Jacques Dumas	France	Director	Deputy Chief Executive Officer of Euris; Adivsor to Chairman of Casino	148 rue de l’Université 75007 Paris, France
Virginie Grin	France	Director	Deputy Corporate Secretary at Euris SAS	83, rue du Faubourg Saint Honoré 75008 Paris, France
Gabriel Naouri	France	Director	Deputy Director of International Coordination	148 rue de l’Université 75007 Paris, France

Executive Officers

Name	Citizenship	Principal Occupation	Business Address
Didier Carlier	France	Chairman & Chief Executive Officer	83, rue du Faubourg-Saint-Honoré 75008 Paris, France
Franck Hattab	France	Deputy CEO & CFO	83, rue du Faubourg-Saint-Honoré 75008 Paris, France

Segisor SA

Directors

Name	Citizenship	Director Position	Principal Occupation	Business Address
Arnaud Strasser	France	Vice Chairman	Executive Officer and Corporate Development and Holdings Director, of Casino	148 rue de l’Université 75007 Paris, France
Yves Desjacques	France	Director	Executive Officer, Corporate Human Resources of Casino	148 rue de l’Université 75007 Paris, France
Carlos Mario Giraldo Moreno	Colombia	Chairman	Chairman and Chief Executive Officer of the Éxito Group (Colombia)	48 nº 32 B Sur 139 Envigado, Colombia.
José Gabriel Loaiza Herrera	Colombia	Director	International Business Vice-President of the Éxito Group (Colombia)	Cra. 48 n° 32 B Sur 139 Envigado, Colombia

Executive Officers

Name	Citizenship	Principal Occupation		Business Address
Arnaud Strasser	France	Co- CEO	Executive Officer and Corporate Development and Holdings Director, of Casino	148 rue de l’Université 75007 Paris, France
Carlos Mario Giraldo Moreno	Colombia	Co-CEO	Chairman and Chief Executive Officer of the Éxito Group (Colombia)	48 nº 32 B Sur 139 Envigado, Colombia.

Wilkes Participacoes SA

Directors

Name	Citizenship	Director Position	Principal Occupation	Business Address
Arnaud Strasser	France	Director	Executive Officer and Corporate Development and Holdings Director, of Casino	148 rue de l’Université 75007 Paris, France
Yves Desjacques	France	Director	Executive Officer, Corporate Human Resources of Casino	148 rue de l’Université 75007 Paris, France
Carlos Mario Giraldo Moreno	Colombia	Director	Chairman and Chief Executive Officer of the Éxito Group (Colombia)	Cra. 48 nº 32 B Sur 139 Envigado, Colombia.
José Gabriel Loaiza Herrera	Colombia	Director	International Business Vice-President of the Éxito Group (Colombia)	Cra. 48 n° 32 B Sur 139 Envigado, Colombia

Executive Officers

Name	Citizenship	Principal Occupation	Business Address
Carlos Eduardo Prado	Brazil	Officer	Rua Libero Badaró, 293, 21º andar, conjunto C, Centro, São Paulo, Brazil
Juan Javier Bordaberry Herran	Brazil	Officer	Alameda Lorena, 800, 12º andar, conjunto 1204, São Paulo, Brazil
Arnaud Daniel Charles Walter Joachim Strasser	France	Officer, Corporate Development and Holdings Director of Casino	148 rue de l’Université 75007 Paris, France
Ferdinand Sébastien Tomarchio	France	Executive Officer, Cnova Group	Alameda Campinas, 579, 13º andar, Jardim Paulista, São Paulo, Brazil

SCHEDULE B

	Beneficial Ownership of Cnova Ordinary Shares† (as of February 10, 2017)
	Item 5(a) – Beneficial Ownership		Item 5(b) – Voting and Dispositive Power
Owner	Ordinary Shares	Percentage	Sole Power	Shared Power
Casino(1)(2)	340,665,252	98.89%	0	340,665,252
Companhia Brasileira de Distribuição Netherlands Holding B.V.(2)(3)	117,303,664	34.05%	0	117,303,664
Éxito(2)(4)	117,963,047	34.24%	0	117,963,047
CBD(2)(3)	117,303,664	34.05%	0	117,303,664
Companhia Brasileira de Distribuição Luxembourg Holding S.à r.l.(2)(3)	117,303,664	34.05%		117,303,664
Euris S.A.S.(1)(5)(2)	340,665,252	98.89%	0	340,665,252
Finatis S.A.(1)(5)(2)	340,665,252	98.89%	0	340,665,252
Foncière Euris S.A.(1)(5)(2)	340,665,252	98.89%	0	340,665,252
Jean-Charles Naouri(1)(5)(2)	340,665,252	98.89%	0	340,665,252
Rallye S.A.(1)(5)(2)	340,665,252	98.89%	0	340,665,252
Segisor SAS(2)(3)	117,303,664	34.05%	0	117,303,664
Wilkes Participações S.A.(2)(3)	117,303,664	34.05%	0	117,303,664

†	Based on 344,507,048 Cnova ordinary shares outstanding as of January 31, 2017.

(1)
Includes 222,702,205 ordinary shares held of record by Casino, 659,383 ordinary shares held of record by Éxito, and 117,303,664 ordinary shares held of record by Companhia Brasileira de Distribuição Netherlands Holding B.V.

(2)
As of December 31, 2016, Casino holds, directly or indirectly, 32.8% of the equity securities and 99.94% of the voting power of CBD.  In addition, Casino is an indirect controlling shareholder of Éxito and holds, directly or indirectly, 55.3% of the equity securities and voting power of Éxito.  Éxito holds indirectly 50.0% of the voting equity securities of CBD, representing 18.8% of the total capital of CBD.  Furthermore, Casino and Éxito each hold 50% of the voting equity securities of Segisor SAS, a holding entity that holds 100% of Wilkes Participações S.A., a holding entity that holds 35.39% of the equity securities and 94.3% of the voting power of CBD.  In addition, Segisor SAS holds directly 2.11% of the equity securities and 5.62% of the voting power of CBD.  CBD holds 100% of Companhia Brasileira de Distribuição Luxembourg Holding S.à r.l., which holds 100% of Companhia Brasileira de Distribuição Netherlands Holding B.V.

(3)	Includes 117,303,664 ordinary shares held of record by Companhia Brasileira de Distribuição Netherlands Holding B.V.

(4)	Includes 659,383 ordinary shares held of record by Éxito, and 117,303,664 ordinary shares held of record by Companhia Brasileira de Distribuição Netherlands Holding B.V.

(5)
As of December 31, 2016, Mr. Naouri held, directly or indirectly, 99.99% of the equity securities and 99.9% of the voting power of Euris S.A.S., in each case including pursuant to a usufruct interest with respect to a 45% interest in Euris S.A.S. owned by his three children, which entitles Mr. Naouri to all economic rights attached to such interest and all voting rights with respect to the allocation of profits.  As of December 31, 2016, Euris S.A.S. held, directly or indirectly, 92.36% of the equity securities and 92.47% of the voting power of Finatis S.A.  As of December 31, 2016, Finatis S.A. held, directly or indirectly 89.25% of the equity securities and 94.60% of the voting power of Foncière Euris S.A.  As of December 31, 2016, Foncière Euris S.A. held directly 55.29% of the equity securities and 70.23% of the voting power of Rallye S.A.  As of December 31, 2016, Rallye S.A. held, directly or indirectly, 50.34% of the equity securities and 63.73% of the voting power of Casino.